1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2009.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 27, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) Overseas Regulatory Announcement

This overseas regulatory announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the full text of the following information published by Aluminum Corporation of China Limited on the website of the Shanghai Stock Exchange for reference purposes only.

By order of the Board of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary
Beijing, the PRC
27 October 2009

As of the date of this announcement, the members of the Board comprise of Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

Stock Code: 601600	Stock Name: Chalco	Announcement No.: Lin2009-21

Aluminum Corporation of China Limited
Announcement of Resolutions of the 16th Meeting of
the 3rd Session of the Board

The Company and all members of the Board warrant the truthfulness, accuracy and completeness of the information disclosed herein, and accept joint and several responsibility for any misrepresentation or misleading statement contained in or material omission from this announcement.

The 16th meeting of the 3rd session of the Board of Aluminum Corporation of China Limited (the "Company") was convened at 1:30 p.m. on 27 October 2009 at the Conference Room of the Company at No. 62 North Xizhimen Street, Haidian District, Beijing. Directors Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Shi Chungui, Mr. Zhang Zhuoyuan and Mr. Wang Mengkui attended the meeting, while Directors Mr. Chen Jihua, Mr. Liu Xiangmin, Mr. Kang Yi and Mr. Zhu Demiao were unable to attend the meeting due to other engagements. Mr. Chen Jihua and Mr. Kang Yi both appointed Mr. Luo Jianchuan to attend the meeting on their behalf and to vote at his absolute discretion; and Mr. Liu Xiangmin and Mr. Zhu Demiao both appointed Mr. Wang Mengkui to attend the meeting on their behalf and to vote at his absolute discretion. Five out of the nine eligible Directors attended the meeting in person. With nine effective voters, the attendance of the meeting was in compliance with statutory requirements. The members of the Supervisory Committee, other senior management members of the Company and the Board Secretary attended the meeting as non-voting participants. The meeting was presided over by Chairman Mr. Xiong Weiping and was convened in compliance with relevant regulations including the Company Law of the People's Republic of China and the Articles of Association of the Company. The following matters were considered and passed as resolutions at the meeting:

I.	Proposal in relation to 2009 Third Quarterly Report.

To approve the Company's 2009 Third Quarterly Report (see attachment for details)

Voting result: The proposal was unanimously passed by all Directors present at the meeting.

II.	Proposal in relation to annual caps for the Company's continuing connected transaction for the three years ending 31 December 2012 and the renewal of such continuing connected transactions.

(1)

The Board considered the proposal in relation to annual caps for the Company's existing continuing connected transactions for the three years from 1 January 2010 to 31 December 2012 and the renewal of such continuing connected transactions (see attachment for details of the connected transactions).

All Directors (including independent non-executive Directors) confirmed that such continuing connected transactions:

i.	are conducted in the ordinary and usual course of business of the Group;

ii.	are carried out on normal commercial terms; and

iii.	are entered into with annual caps and terms which are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

(2)

To appoint China Merchants Securities (HK) Co., Ltd. as the independent financial adviser to give its opinion in respect of the annual caps for the Company's continuing connected transactions for the three years ending 31 December 2012 and the renewal of such continuing connected transactions (subject to shareholders' approval).

(3)

To approve the establishment of an Independent Board Committee of the Board so as to advise Independent Shareholders of the Company in respect of the annual caps for the Company's continuing connected transactions for the three years ending 31 December 2012 and the renewal of such continuing connected transactions (subject to shareholders' approval). The Independent Board Committee consists of Independent Directors of the Company, namely Messrs. Kang Yi, Zhang Zhuoyuan, Wang Mengkui and Zhu Demiao.

(4)

To submit the aforesaid matters including the annual caps for continuing connected transactions for the three years ending 31 December 2012 and the renewal of such continuing connected transactions (subject to shareholders' approval) to the 2009 second extraordinary general meeting of the Company for consideration and approval.

Voting results: Save for Director Mr. Xiong Weiping, who abstained from voting due to his concurrent position in Chinalco in accordance with the Articles of Association of the Company and relevant laws and regulations, all other Directors present at the meeting approved the proposal.

III.	Proposal in relation to convening the 2009 second extraordinary general meeting of the Company.

To approve the convening of the 2009 second extraordinary general meeting ("EGM") of the Company at due time, and authorize the Board Secretary to arrange the time and venue of the EGM as well as verify relevant announcement and circular. The issue to be considered at the EGM is:

1.

To consider and approve the proposal in relation to the annual caps of the Company's continuing connected transactions for the three years ending 31 December 2012 and the renewal of such continuing connected transactions (subject to shareholders' approval).

Voting result: The proposal was unanimously passed by all Directors present at the meeting.

Aluminum Corporation of China Limited
The Board of Directors

27 October 2009

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary